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February 28, 1996



The Mutual Life Insurance Company of New York
1740 Broadway
New York, New York

Dear Sirs:

I have reviewed the procedure under which MONY Variable Account S elected to register an indefinite amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 of the Investment Company Act of 1940, as well as the procedure for now registering the $0.00 amount of said securities pursuant to that Rule for the year 1995.

In my opinion these securities, the registration of which the accompanying Notice makes definite in number were legally issued.

I hereby consent to your forwarding this opinion to the Securities and Exchange Commission in connection with your Rule 24f-2 Notice and to any reference that might at any time be made to it or to me in any amendment to the registration statement on Form S-6 or otherwise for these securities.

Very truly yours,


/s/EDWARD P. BANK
Edward P. Bank
Vice President and
Deputy General Counsel


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